September 14, 2011

VIA EDGAR

Mr. Amit Pande
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First United Corporation Form 10-K for Fiscal Year Ended December 31, 2010 Form 10-Q for Fiscal Quarter Ended June 30, 2011 File No. 0-14237

Dear Mr. Pande:

On behalf of First United Corporation (the “Company”), please find below responses to the comments provided to the Company by the staff of the Commission (the “Staff”) in a letter dated August 16, 2011 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 9, 2011, and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 11, 2011.  The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

Form 10-K for fiscal year ended December 31, 2010

Note 1 – Summary of Significant Accounting Policies, page 55

Interest and Fees on Loans, page 58

1.
We note your disclosure on page 59 stating it is your general policy to discontinue the accrual of interest on loans when you believe that collection of principal or interest is doubtful.  Please clarify to us and in future filings disclose if it is also your policy to discontinue accruing interest on loans that are greater than 90 days past due.

19 South Second Street, Oakland, Maryland 21550 - (888) 692-2654

  Mr. Amit Pande
September 14, 2011

Response:

The Company confirms for the Staff that for all loan segments, it is the Company’s policy to discontinue the accrual of interest when principal or interest is delinquent for 90 days or more, unless the loan is well-secured  and in the process of collection.  All nonaccrual loans are considered to be impaired.  Interest payments received on nonaccrual loans are applied as a reduction of the loan principal balance.  Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The Company will revise its future filings to clearly disclose the foregoing policy.

Form 10-Q for fiscal quarter ended June 30, 2011

Management’s Discussion and Analysis, page 34

Loan Portfolio, page 42

2.
We note your disclosure on page 36 of your Form 10-K for fiscal year ended December 31, 2011, stating if an appraisal for an impaired loan is more than 18 months old, a new appraisal will be ordered.  Please tell us why you believe an appraisal up to 18 months old is considered current given the current credit environment.  Please tell us if you have any impaired loans with appraisals greater than 12 months old and if so, please provide us the following information for these impaired loans along with this information for your five largest impaired loans at December 31, 2010 and June 30, 2011 for which you determined that a specific allowance was not required.  Your response should include a discussion of the following:

•	when the loan was originated;
•	when the loan became impaired;
•	the underlying collateral supporting the loan;
•	the amount of any charge-offs recognized for the loan, as applicable;
•	the date and amount of the last appraisal obtained for the underlying collateral;
•	the estimated fair value of the underlying collateral at December 31, 2010;
•	if you applied a discount to the most recent appraised value, the discount applied and how it was determined; and
•	any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

19 South Second Street, Oakland, Maryland 21550 - (888) 692-2654

  Mr. Amit Pande
September 14, 2011

Response:

It has been the Company’s policy to order an updated appraisal if the existing appraisal for an impaired loan that is greater than $500,000 is more than 18 months old.  Although the Company agrees with the Staff that appraisals older than 12 months old may not always reflect the impact of a rapidly changing real estate or credit market, the Company believes that it has implemented processes for valuing collateral and determining loan impairment that take this concern into account.  Specifically, the Company has developed and uses an internally prepared appraisal discount grid, which considers the age of a third-party appraisal and the geographic region where the collateral is located. The appraisal discount grid is applied to those appraisals that are greater than 12 months old.  The appraisal discount grid is updated to reflect the most current knowledge that the Company has available, including the results of current appraisals. Additionally, internal reviews and appraisals of the Company's impaired commercial loans are reviewed at least annually by an independent third party as well as by applicable bank regulatory agencies during their regular examinations of the Company and its bank subsidiary. The Company has utilized its internal appraisal discount grid for two years and has confidence in its validity. To date, there have not been any instances of significant adjustments to the specific allocation on any loans where the initial allocation was based on an older appraisal which had been adjusted by the internal appraisal grid.

The requested information on impaired loans with appraisals older than 12 months old (Schedule 1), the five largest impaired loans with no specific allocation of the Allowance for Loan Losses (“ALL”) at December 31, 2010 (Schedule 2), and the five largest impaired loans with no specific allocation of the ALL at June 30, 2011 (Schedule 3), is provided in EXHIBIT A, attached hereto.

3.
As a related matter, please tell us how and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.  Please tell us the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process.

Response:

An external appraisal is obtained from a third-party appraiser for all collateral-dependent loans at the time of origination.  For all loan segments, it is the Company’s policy to discontinue the accrual of interest when principal or interest is delinquent for 90 days or more, unless the loan is well-secured  and in the process of collection.  All non-accrual loans are considered to be impaired.  Additionally, a loan is determined to be impaired when, based on current information and events; it is probable that the Company will be unable to collect all interest and principal payments due according to the contractual terms of the loan agreement.  All such assessments are made as part of the Company’s quarterly loan review processes.  At the point in time that a collateral-dependent loan is determined to be impaired, an updated third-party appraisal is ordered on the collateral supporting the loan if the loan balance is greater than $500,000 and if the existing appraisal is greater than 18 months old.  If the most recent appraisal is greater than 12 months old, or if an updated appraisal has not been received and reviewed in time for the determination of estimated fair value at quarter (or year) end, then the estimated fair value is determined by adjusting the existing appraisal by the appropriate percentage from the internal appraisal discount grid and any applicable specific allocation of the Allowance for Loan Losses (“ALL”) is determined.  The applicable specific allocation is the deficiency in collateral value determined by comparing the estimated fair value to the recorded investment of the loan.  When the updated appraisal is received and reviewed, adjustments to the specific allocation are made as needed.  If there is a delay in receiving an updated appraisal or if the appraisal is found to be deficient in our internal appraisal review process and re-ordered, the Company continues to use a discount factor based on its internal appraisal discount grid.   There have not been any significant delays in the Company’s re-appraisal process.  When the Company believes that its ability to collect is solely dependent on the liquidation of the collateral, a full or partial charge-off is recorded to bring the recorded investment to an amount that the Company believes is supported by an ability to collect on the collateral.

19 South Second Street, Oakland, Maryland 21550 - (888) 692-2654

  Mr. Amit Pande
September 14, 2011

Updated third-party appraisals are also ordered when foreclosure is imminent or when management deems it to be appropriate for loan modifications and workouts that involve material changes, such as disbursement of new money, the addition or release of real estate collateral, or a change in loan terms.

The Company will revise its future filings, as appropriate, to address the Staff’s comment.

Risk Elements of Loan Portfolio, page 43

4.
We note your disclosures about your performing and non-accrual TDRs (restructured loans) and the movements of loans within and out of TDRs.  Please tell us and revise future filings to address the following:

•
Disclose your policy for designating a TDR as performing or non-performing.  Tell us how you determine that a loan has been restructured to be reasonably assured of repayment and performance according to the modified terms;

•	Disclose your policy for removing a loan from TDR classification;
•
Tell us whether you modified any loans that were not accounted for as a TDR.  If so, tell us how you determined that these should not be classified as a TDR.  Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

19 South Second Street, Oakland, Maryland 21550 - (888) 692-2654

  Mr. Amit Pande
September 14, 2011

Response:

In the normal course of business, the Company modifies loan terms for various reasons.  These reasons may include as a retention strategy to compete in the current interest rate environment, and to re-amortize or extend a loan term to better match the loan’s payment stream with the borrower’s cash flows.  A modified loan is considered to be a troubled debt restructure (“TDR”) when the Company has determined the borrower to be troubled (i.e. experiencing financial difficulties). The Company evaluates the probability that the borrower would be in payment default on any of its debt in the foreseeable future without modification. To make this determination, the Company performs a global financial review of the borrower and loan guarantors to assess their current ability to meet financial obligations.

When the Company restructures a loan to a troubled borrower, the loan terms (i.e. interest rate, payment, amortization period, maturity date) are modified in such a way to enable the borrower to cover the modified debt service payments based on current financials and cash flow adequacy.  If a borrower’s hardship is thought to be temporary, then modified terms are only offered for that time period. Where possible, the Company obtains additional collateral and/or secondary payment sources at the time of the restructure in order to put the Company in the best possible position if the borrower is not able to meet the modified terms.  The Company would not offer modified terms if it was felt that modifying the loan terms would only delay an inevitable permanent default.

All loans designated as TDRs are considered impaired loans and may be in either accruing or non-accruing status.  The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition; that is, the accrual of interest is discontinued when principal or interest is delinquent for 90 days or more, unless the loan is well-secured  and in the process of collection.  If the loan was accruing at the time of the restructure, it continues to be in accruing status subsequent to the restructure. Non-accrual TDRs may return to accruing status when there has been sufficient payment performance for a period of at least six months.  Loans may be removed from TDR status in the calendar year following the restructure provided that the interest rate at the time of restructure was consistent with the interest rate for a loan with comparable credit risk, and if the loan has performed according to its modified terms for at least six months.

The Company will revise its future filings, as appropriate, to clearly disclose the foregoing in response to the Staff's comment.

The Company does not normally track and disclose modifications for those loans modified in the normal course of business that were not designated as TDRs because this is not a required disclosure. However, to provide the Staff with the requested information about modified loans that were not accounted for as TDRs, the Company evaluated information generated from its core processing system and has determined that loans totaling $14 million and $19 million were modified in the ordinary course of business and not accounted for as TDRs during the six months ended June 30, 2011 and the 12 months ended December 31, 2010, respectively.  The Company believes that these modified loans should not have been accounted for as TDRs because, at the time of the modifications, the Company determined that the borrower in each case was not “troubled”, based on the Company’s evaluation of the probability that the borrower would be in payment default on any of the debt in the foreseeable future without modification.

19 South Second Street, Oakland, Maryland 21550 - (888) 692-2654

  Mr. Amit Pande
September 14, 2011

Allowance for Loan Losses, page 44

5.
We note that you recorded partial charge-offs of $4.3 million for two loans and $5.2 million for three loans in the acquisition and development portfolio, as of June 30, 2011 and December 31, 2010, respectively.  Please tell us and revise future filings to disclose the following:

•	Describe your policy for charging off uncollectible financing receivables. Please refer to ASC 310-10-50-11B(b);
•	The triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;
•
How you account for any partially charged-off loans subsequent to receiving an updated appraisal.  In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing; and

•	Describe how partial charge-offs impact credit loss metrics and trends, especially the coverage ratio.

Response:

A specific allocation of the ALL is recorded when the estimated fair value of an impaired loan is less than its recorded investment.  Residential mortgage and consumer loans are charged off after they are 120 days contractually past due.  All other loans are charged off based on an evaluation of the facts and circumstances of each individual loan. When the Company believes that its ability to collect is solely dependent on the liquidation of the collateral, a full or partial charge-off is recorded promptly to bring the recorded investment to an amount that the Company believes is supported by an ability to collect on the collateral.  The circumstances that may impact the Company’s decision to charge-off all or a portion of a loan include default or non-payment by the borrower, scheduled foreclosure actions, and/or prioritization of the Company’s claim in bankruptcy.   There may be circumstances where due to pending events, the Company will place a specific allocation of the ALL on a loan for which a partial charge-off has been previously recognized.  This specific allocation may be either charged-off or removed depending upon the outcome of the pending event.  Full or partial charge-offs are not recovered until full principal and interest on the loan have been collected, even if a subsequent appraisal supports a higher value. Loans with partial charge-offs remain in non-accrual status. Both full and partial charge-offs reduce the recorded investment of the loan and the ALL and are considered to be charge-offs for purposes of all credit loss metrics and trends, including the historical rolling charge-off rates used in the determination of the ALL.  Absent any other changes to the components of the ratios, a partial charge-off would reduce the coverage ratio and other credit metrics.

19 South Second Street, Oakland, Maryland 21550 - (888) 692-2654

  Mr. Amit Pande
September 14, 2011

The Company will revise its future filings, as appropriate, to clearly disclose the foregoing in response to the Staff’s comment.

We trust that this letter addresses the Staff’s comments.  If the Staff should have any questions or further comments, please do not hesitate to contact the undersigned at 301-533-2362 or crodeheaver@mybank4.com.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Carissa L. Rodeheaver Carissa L. Rodeheaver Executive Vice President and Chief Financial Officer

Attachment

19 South Second Street, Oakland, Maryland 21550 - (888) 692-2654

First United Corporation
Response Letter dated September 14, 2011
EXHIBIT A

SCHEDULE 1: Impaired Loans with Appraisal Age > 12 Months as of June 30, 2011

Loan # / Description	Loan Type / Underlying Collateral	Date Originated	Date Impaired	Charge-off Recognized / Date	6/30/11 Recorded Investment	Date of Appraisal	Amount of Appraisal (Company Share)	Estimated Fair Value	Discounts Applied
Loan #1 33% Syndication	Commercial Real Estate Student housing	April 2009	June 2011	$0	$0.83 Million	March 2009	$1.1 Million	$0.67 Million	30% Internal Grid: $0.3 Million; 10% Disposition Cost: $0.1 Million
Other Pertinent Information:  The loan was determined to be impaired in June 2011 and a specific allocation of the ALL of $0.16 million was applied based on the excess of the recorded investment over the estimated fair value.  An updated appraisal was ordered in June 2011, was received in late July 2011 and is in the review process.  The amount of the specific allocation will be updated as appropriate prior to the end of the third quarter of 2011.

Other Impaired Loans Listed Below: As of December 31, 2010 there were three other impaired loans that had appraisals greater than 12 months old (See loan #s 2, 3, and 6 on Schedule 2 below).
Other Impaired Loans Listed Below: As of June 30, 2011 there was one other impaired loan that had an appraisal greater than 12 months old (See loan # 7 on Schedule 3 below).

1

First United Corporation
Response Letter dated September 14, 2011
EXHIBIT A

SCHEDULE 2: Five Largest Loans with No Specific Allocation of the ALL as of December 31, 2010
Loan # / Description	Loan Type / Underlying Collateral	Date Originated	Date Impaired	Charge-off Recognized / Date	12/31/10 Recorded Investment	Date of Appraisal	Amount of Appraisal (Company Share)	Estimated Fair Value	Discounts Applied
Loan #2 (3 Loans Cross-Collateralized and Cross-Guaranteed)	Commercial Real Estate 97 Developed and Undeveloped Parcels	Loan A: May 2006 Loan B: Dec 2006 Loan C: Dec 2008	June 2009 June 2009 June 2009	$0 $0 $0	$8.0 Million Aggregate	Dec. 2008 – March 2009	$20.2 Million Aggregate	$10.9 Million Aggregate	10% Internal Grid: $2.0 Million; 40% Disposition and Other Costs: $7.3 Million
Other Pertinent Information:  Loans have been tied up in bankruptcy proceedings since February 2009.  Due to the low LTV from the 2008-2009 appraisals and number of individual parcels involved, the Company elected to utilize its internal appraisal discount grid.  Further, a 40% discount was applied to include disposition costs as well as expected higher costs due to the complexities surrounding the bankruptcy proceedings.  In February 2011, updated appraisals were ordered in anticipation of an offer to purchase.  Appraisals were received in August 2011 and are under review.  The appraisal process took an extended period of time due to the volume of collateral and due to a pending sale on an adjoining property which settled in July 2011.  An analysis of the seven appraisals reviewed thus far and the sale price of the adjoining parcel has confirmed the validity of the discount applied to the collateral based on our internal grid and the sale of the adjoining parcel. Note: This loan was also included in the 5 largest loans with no specific allocation of the ALL as of June 30, 2011 (See loan #7 below).

Loan #3 (2 Loans Cross-Collateralized and Cross-Guaranteed)	Commercial Real Estate Farmland; Equipment	Loan A: May 2004 Loan B: Nov. 2006	March 2010 March 2010	$0 $0	$3.3 Million Aggregate	Real Estate: Oct. 2006; Equipment: June 2010	$7.2 Million Aggregate	$4.2 Million Aggregate	35.4% Internal Grid: $2.6 Million; 10% Disposition Cost: $0.4 Million
Other Pertinent Information:  The Company delayed ordering new appraisals because of pending sales of underlying collateral.  Updated appraisals were ordered on  the real estate collateral in fourth quarter 2010 and received in January 2011.  At June 30, 2011, the updated aggregate estimated fair value of the collateral was $3.7 million, based on an aggregate appraisal value of $4.4 million, adjusted by the 10% discount on the equipment collateral ($0.3 million) and a 10% disposition cost ($0.4 million); compared to an aggregate recorded investment of $3.0 million.

Loan #4	Commercial and Industrial General obligations of borrower secured by mortgage notes receivable	June 2006	September 2009	$0	$3.1 Million	No appraisal required	No appraisal required	$5.6 Million, based on Nov. 2010 outstanding principal balance of assigned notes	None
Other Pertinent Information:  As further support to the note collateral value, the Company applies its internal appraisal grid to the collateral underlying each assigned note to ensure payment capacity should there be defaults in any of the assigned notes.  Note: This loan was also included in the 5 largest loans with no specific allocation of the ALL as of June 30, 2011 (See loan # 11 below).

Loan #5	Acquisition and Development Significantly Improved Residential Lots	March 2009	December 2009	$0	$2.9 Million	December 2009	$4.8 Million	$2.9 Million	20% Internal Grid: $0.8 Million; Lot sales of $0.8 Million; 10% Disposition Cost: $0.3 Million
Other Pertinent Information:  A new appraisal was received in April 2011.  Total appraised value was $4.7 million, resulting in an estimated fair value of $3.7 million after 13% reduction for subsequent lot sales and 10% disposition costs were applied, compared to a recorded investment of $2.6 million at June 30, 2011.

Loan #6 (2 Loans – 1st and 2nd trust)	Acquisition and Development Primarily Undeveloped Residential Acreage	November 2006	June 2009	$0	$2.7 Million Aggregate	February 2007 and May 2008	$8.2 Million	$5.0 Million	32.3% Internal Grid: $2.7 Million; 10% Disposition Cost: $0.5 Million
Other Pertinent Information:  Updated appraisals were not initially ordered due to the full guarantee of a profitable operating enterprise with sufficient cash flow and assets to satisfy the debt.  Due to the continued passage of time, new appraisals were ordered in November 2010 and received in February / March 2011.  Total appraised value was $6.5 million resulting in an estimated fair value of $5.8 million after 10% disposition costs were applied, compared to an aggregate recorded investment of $2.7 million at June 30, 2011.

2

SCHEDULE 3: Five Largest Loans with No Specific Allocation of the ALL as of June 30, 2011
Loan # / Description	Loan Type / Underlying Collateral	Date Originated	Date Impaired	Charge-off Recognized / Date	6/30/11 Recorded Investment	Date of Appraisal	Amount of Appraisal (Company Share)	Estimated Fair Value	Discounts Applied
Loan #7 (3 Loans Cross-Collateralized and Cross-Guaranteed)	Commercial Real Estate 97 Developed and Undeveloped Parcels	Loan A: May 2006 Loan B: Dec 2006 Loan C: Dec 2008	June 2009 June 2009 June 2009	$0 $0 $0	$8.0 Million Aggregate	Dec. 2008 – March 2009	$20.2 Million Aggregate	$10.9 Million Aggregate	10% Internal Grid: $2.0 Million; 40% Disposition and Other Costs: $7.3 Million
Other Pertinent Information:  Loans have been tied up in bankruptcy proceedings since February 2009.  Due to the low LTV from the 2008-2009 appraisals and number of individual parcels involved, the Company elected to utilize its internal appraisal discount grid.  Further, a 40% discount was applied to include disposition costs as well as expected higher costs due to the complexities surrounding the bankruptcy proceedings.  In February 2011, updated appraisals were ordered in anticipation of an offer to purchase.  Appraisals were received in August 2011 and are under review.  The appraisal process took an extended period of time due to the volume of collateral and due to a pending sale on an adjoining property which settled in July 2011.  An analysis of the seven appraisals reviewed thus far and the sale price of the adjoining parcel has confirmed the validity of the discount applied to the collateral based on our internal grid and the sale of the adjoining parcel. Note: This loan was also included in the 5 largest loans with no specific allocation of the ALL as of December 31, 2010 (See loan #2 above).

Loan #8 45.9% Participation	Commercial Real Estate Hotel	May 2008	March 2011	$1.7 Million June 2011	$5.3 Million	Sept. 2010	$5.8 Million	$5.3 Million	10% Disposition Cost: $0.5 Million
Other Pertinent Information:  A specific allocation of $1.7 million was applied in March 2011 based on the Company’s outstanding offer to purchase the remaining interest in the participation from the FDIC.  The $1.7 million was charged-off in June 2011 once the Company was made aware that it was not the successful bidder.  Company normally uses a discount rate of 5% for participation loans but a higher percentage was used on this loan due to there being only one other participant and due to lack of information on loan status from non-related servicing agent.  The appraisal for this credit will be 12 months old at September 30, 2011.  At that time, the Company will apply its internal grid to discount the appraisal and will charge-off any excess of the updated estimated fair value over the recorded investment.

Loan #9 32.2% Syndication	Commercial Real Estate Retail Shopping Plaza	July 2007	December 2010	$1.4 Million March 2011; $1.1 Million June 2011	$4.2 Million	December 2010	$4.4 Million	$4.2 Million	5% Disposition Cost: $0.2 Million
Other Pertinent Information:  A specific allocation of $2.5 million was applied in December 2010.  At that time, the borrower had an additional potential investor so no disposal discount was applied.  In March 2011, the charge-off was taken based on the draft proposal from the investor.  In June 2011, no contract was signed so the remaining $1.1 million of the specific allocation was charged-off.  Disposition costs reflect the standard percentage used in a participation or syndication.

Loan #10	Commercial Real Estate Church Building	July 2000	March 2011	$0	$3.2 Million	April 2011	$9.0 Million	$7.2 Million	10% Disposition Cost: $0.9 Million; $0.9 Million reduction for second lien held
Other Pertinent Information: This loan was modified in March 2011 and is classified as a troubled debt restructure.

Loan #11	Commercial and Industrial General obligations of borrower secured by mortgage notes receivable	June 2006	September 2009	$0	$3.1 Million	No appraisal required	No appraisal required	$4.2 Million, based on June 2011 outstanding principal balance of assigned notes	None
Other Pertinent Information:  As further support to the note collateral value, the Company applies its internal appraisal grid to the collateral underlying each assigned note to ensure payment capacity should there be defaults in any of the assigned notes.  Note: This loan was also included in the 5 largest loans with no specific allocation of the ALL as of December 31, 2010 (See loan #4 above).

3